BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:		Schedule A

	X	Schedule B & C
(Place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:		RESPONSE BIOMEDICAL CORP.

ISSUER ADDRESS:		8081 Lougheed Hwy
Burnaby, BC V5A 1W9

ISSUER TELEPHONE NUMBER:		(604) 681-4101

ISSUER FAX NUMBER:		(604) 412-9830

CONTACT PERSON:		Lyn Davies

CONTACT POSITION:		Controller

CONTACT TELEPHONE NO.:		(604) 681-4101

CONTACT EMAIL ADDRESS:		mailto:ldavies@responsebio.com

WEB SITE ADDRESS:		www.responsebio.com

FOR YEAR ENDED:		December 31, 2003

DATE OF REPORT:		May 19, 2004

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

*William J. Radvak*	May 19, 2004
NAME OF DIRECTOR	DATE SIGNED

*Brian G. Richards*	May 19, 2004
NAME OF DIRECTOR	DATE SIGNED

RESPONSE BIOMEDICAL CORP.

Quarter and Year End Report Form 51-901F for the period ending December 31, 2003

Schedule B: See December 31, 2003 audited consolidated financial statements.

DIRECTORS AND OFFICERS AS AT May 19, 2004
         William J. Radvak, Director and Officer
         Brian G. Richards, Director and Officer
         Dominique E. Merz, Director
         Stephen D. Holmes, Director
         Paul C. Harris, Officer
         Joanne M. Stephenson, Officer
Reed Simmons, Officer

EXPENDITURES MADE TO NON-ARM’S LENGTH PARTIES DURING THE YEAR ENDED December 31, 2003
Nil	Nil

SECURITIES ISSUED DURING THE YEAR TO DATE ENDED DECEMBER 31, 2003
Issue Date (Week of)	Type of Security	Type of Issue	Number/ Amount	Price ($)	Total Proceeds ($)	Type of Consideration	Commission
03-Jan-03	Common Shares	Exercise warrants	7,000	0.45	3,150	Cash	Nil
06-Jan-03	Common Shares	Exercise options	300,000	0.27	81,000	Cash	Nil
20-Jan-03	Common Shares	Exercise options	4,149	0.42	1,758	Cash	Nil
20-Jan-03	Common Shares	Exercise warrants	150,000	0.45	67,490	Cash	Nil
20-Jan-03	Common Shares	Exercise warrants	15,000	0.45	6,750	Cash	Nil
20-Jan-03	Common Shares	Exercise warrants	38,500	0.45	17,325	Cash	Nil
27-Jan-03	Common Shares	Exercise options	70,000	0.5	35,000	Cash	Nil
27-Jan-03	Common Shares	Exercise options	6,200	0.3	1,835	Cash	Nil
27-Jan-03	Common Shares	Exercise options	28,750	0.32	9,315	Cash	Nil
27-Jan-03	Common Shares	Exercise warrants	75,000	0.45	33,750	Cash	Nil
27-Jan-03	Common Shares	Exercise warrants	8,000	0.45	3,600	Cash	Nil
03-Feb-03	Common Shares	Exercise options	28,125	0.55	15,563	Cash	Nil
03-Feb-03	Common Shares	Exercise warrants	3,000	0.45	1,350	Cash	Nil
03-Feb-03	Common Shares	Exercise warrants	5,000	0.45	2,250	Cash	Nil
03-Feb-03	Common Shares	Exercise warrants	1,000	0.45	450	Cash	Nil
03-Feb-03	Common Shares	Exercise warrants	36,000	0.45	16,200	Cash	Nil
10-Feb-03	Common Shares	Exercise warrants	3,500	0.45	1,575	Cash	Nil
10-Feb-03	Common Shares	Exercise warrants	137,000	0.45	61,650	Cash	Nil
10-Feb-03	Common Shares	Exercise warrants	95,750	0.45	43,088	Cash	Nil
10-Feb-03	Common Shares	Exercise warrants	20,000	0.45	9,000	Cash	Nil
10-Feb-03	Common Shares	Exercise warrants	200,000	0.45	90,000	Cash	Nil
17-Feb-03	Common Shares	Exercise warrants	40,000	0.45	18,000	Cash	Nil
17-Feb-03	Common Shares	Exercise warrants	6,000	0.45	2,700	Cash	Nil
24-Feb-03	Common Shares	Exercise warrants	250,000	0.45	112,500	Cash	Nil
19-Jun-03	Common Shares	Exercise options	80,000	0.27	21,600	Cash	Nil
29-Apr-03	Common Shares	Private Placement	1,500,000	0.5	750,000	Cash	Nil
13-Jun-03	Common Shares	Private Placement	100,000	0.5	50,000	Cash	Nil
13-Jun-03	Common Shares	Private Placement	100,000	0.5	50,000	Cash	Nil
08-Jul-03	Common Shares	Exercise Options	75,000	0.27	20,250	Cash	Nil
31-Oct-03	Common Shares	Private Placement	246,500	0.43	105,995	Cash	Nil
20-Nov-03	Common Shares	Private Placement	2,09,6895	0.43	901,665	Cash	Nil
29-Dec-03	Common Shares	Private Placement	1,706,478	0.43	733,785	Cash	Nil

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

20-Nov-03	Common Shares	Private Placement	27,923	0.48	13,403	Service	Nil
			7,460,770		3,281,997

OPTIONS GRANTED DURING THE YEAR TO DATE ENDED DECEMBER 31, 2003
Issue Date	# Of Options	Type	Name	Exercise Price ($)	Expiry Date
6-Jan-03	2,750	Employee	Employee	0.65	6-Jan-2008
6-Jan-03	12,500	Consultant	Consultant	0.65	6-Jan-2006
7-Jan-03	24,000	Consultant	Consultant	0.64	7-Jan-2008
20-Jan-03	35,000	Employee	Employee	0.62	20-Jan-2008
19-Feb-03	250,000	Officer	John Meekison	0.57	19-Feb-2008
24-Feb-03	27,500	Employee	Employee	0.57	24-Feb-2008
1-Mar-03	1,650	Employee	Employee	0.54	1-Mar-2008
7-Mar-03	12,500	Employee	Employee	0.53	7-Mar-2008
21-Mar-03	8,800	Employee	Employee	0.53	21-Mar-2008
4-Apr-03	3,600	Employee	Employee	0.53	4-Apr-08
7-Apr-03	40,000	Employee	Employee	0.53	7-Apr-08
1-May-03	100,000	Consultant	Consultant	0.50	1-May-06
24-Jul-03	12,500	Employee	Employee	0.40	24-Jul-08
1-Aug-03	75,000	Consultant	Consultant	0.50	1-Aug-05
1-Aug-03	50,000	Consultant	Consultant	0.75	1-Aug-05
1-Aug-03	200,000	Consultant	Consultant	0.50	1-Aug-05
5-Aug-03	5,500	Employee	Employee	0.41	5-Aug-05
27-Aug-03	50,000	Consultant	Consultant	0.75	7-Feb-06
27-Aug-03	50,000	Consultant	Consultant	0.75	7-Feb-06
27-Aug-03	75,000	Consultant	Consultant	0.50	27-Feb-06
27-Aug-03	50,000	Consultant	Consultant	0.75	27-Feb-06
	1,086,300

BREAKDOWN OF GENERAL AND ADMINISTRATIVE EXPENDITURES FOR THE YEAR ENDED DECEMBER 31, 2003		BREAKDOWN OF RESEARCH AND DEVELOPMENT EXPENDITURES FOR THE YEAR ENDED DECEMBER 31, 2003
       Salaries and benefits
       Professional Fees
       Audit
       Travel
       Rent
       Office and courier
       Legal
       Filing and transfer agent fees
       Corporate Communication & Conferences
       Computer systems
       Phone, utilities and maintenance
       Insurance
       Other
       Amortization
Bank fees	$572,190 286,546 76,673 60,427 57,189 45,608 44,254 35,398 35,078 30,389 26,482 16,940 12,092 9,953 7,571	Salaries and benefits
       Professional Fees
       Consumables and Clinical Trial
       Rent
       Patent
       Travel
       Amortization
       Computer systems
       Office and courier
       Non consumable materials
       Phone, utilities and maintenance
       Other
       Insurance

			$885,539 573,272 205,272 143,886 87,764 51,246 50,672 46,397 35,560 34,041 27,484 19,792 8,536
Total	$1,316,790	Total	$2,169,461

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

BREAKDOWN OF MARKETING AND BUSINESS DEVELOPMENT EXPENDITURE FOR THE YEAR ENDED DECEMBER 31, 2003		BREAKDOWN OF MANUFACTURING EXPENDITURE FOR THE YEAR ENDED DECEMBER 31, 2003
Salaries and benefits Advertising, promotion and printing Travel Professional Fees Conferences Office and courier Computer Systems Rent Other Phone, utilities and maintenance	$422,405 125,182 107,427 82,504 47,166 19,557 18,504 14,091 12,978 5,688	Salaries and benefits Amortization Professional Fees Manufacturing supplies Other Rent Phone, utilities and maintenance Licenses & Fees	$228,627 71,841 53,788 52,552 16,180 15,978 10,840 (11,200)
Total	$855,502	Total	$438,606

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 including the related notes therein, which are prepared in accordance with Canadian generally accepted accounting principles. This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein. Such forward-looking statements should be given careful consideration undue reliance should not be placed on these statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Overview
Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a portable fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has eight RAMP tests available for environmental and clinical (health) testing applications and the Company has plans to commercialize additional tests.

The Company has not been profitable since inception and expects to continue incurring operational losses due primarily to the expansion of manufacturing operations, increased sales and marketing programs and, to a lesser extent, increased general and administrative costs. Since inception, Response Biomedical has financed its operations and capital expenditures primarily through equity and debt offerings and, to a much lesser extent, government grants. The Company expects that its losses will fluctuate from quarter to quarter and that such losses may be substantial. As of December 31, 2003 the Company’s deficit was $30,899,957.

Although Response Biomedical believes that there will be a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than Response Biomedical to develop competing technologies and products. The success of Response Biomedical will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

of competing tests. Additionally where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, there may be likelihood that regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of the Company’s products. This allows Response Biomedical to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. Response Biomedical will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

RESULTS OF OPERATIONS
For the fiscal year ended December 31, 2003, the Company reported a net loss of $4,191,602 ($0.09 per share) as compared to a net loss of $4,673,656 ($0.11 per share) for the fiscal year ended December 31, 2002. Improved results are due to the transition from a development to manufacturing company.

Revenues and Cost of Sales
2003 Represented the Company’s first full year of product and service sales. Revenues from product sales for the year ended December 31, 2003 were $827,795 as compared to $151,958 for the year ended December 31, 2002. For 2003, environmental (biodefense) product sales were $567,872 as compared to $113,811 in 2002; clinical (cardiac) product sales were $170,781 compared to $38,147; and vector (west nile virus) product sales were $89,142 compared to $nil in 2002.

Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2003 were $455,958 as compared to $37,250 for the year ended December 31, 2002. The main component of the 2003 revenue was a RAMP miniaturization project.

Cost of sales for the year ended December 31, 2003 was $742,564 compared to $62,779 for the prior year.

This increase reflects the Company’s increased sales. Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Gross margin for the year ended December 31, 2003 was 42.2% compared to 66.8% for the prior year. As product sales only commenced in the latter part of 2002, the 2003 gross margin represents a more accurate gross margin percentage.

Expenses
Research and development expenditures for the year ended December 31, 2003, decreased to $2,169,461 from $2,672,351 for the year ended December 31, 2002. The decrease reflects the Company’s transition from an R&D to a manufacturing organization. The main components of the decrease in costs reflect reduced payroll costs as staff were transferred to manufacturing, reduced material consumed costs and reduced legal fees for patent protection.

Marketing and business development expenses totaled $855,502 during the year ended December 31, 2003 as compared to $462,928 for the same period in 2002. The increase is primarily due to the addition

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

of sales staff, and higher promotion costs in 2003 for marketing the Company’s environmental system to the North American market.

General and administrative expenses increased to $1,316,790 for the year ended December 31, 2003, from $1,257,155 in the same period in 2002. This change was mainly due to costs of increased professional services and related expenses required to support improved corporate communications activities including stock-based compensation expense.

Other Income/Expenses
For the year ended December 31, 2003, the Company recorded miscellaneous income of $nil. For the year ended December 31, 2002, the Company recorded miscellaneous income of $24,985 comprising $9,985 for RAMP Anthrax Test Kits, sold for evaluation purposes, and grant income in the amount of $15,000 representing a grant received in May 2002 from National Research Council Canada to assist in the development of the RAMP Anthrax Test.

During the year ended December 31, 2003, interest expense was $407,343 compared to $446,073 for the same period in 2002. The interest expense in 2003 included, $329,039 (2002 - $403,481) representing amortization of the deemed fair market value of bonus shares and warrants issued to lenders as part of a credit facility, $6,481 (2002 - $34,862) relating to the 9% (2002-8%) per annum interest paid on loans from shareholders and directors, and $69,666 (2002 - $7,730) relating to use of the demand loan facility.

During the year ended December 31, 2002, the Company recognized a gain on settlement with creditors of $15,832 relating to the final dividend payment to unsecured creditors. This was part of the Company’s proposal to settle outstanding debt, which resulted in the Company being discharged from creditor protection in March 2002.

LIQUIDITY AND CAPITAL RESOURCES
Since changing its name to Response Biomedical Corp. in 1991, the Company has financed its operations primarily through equity and debt financings and government grants. From 1991 to December 31, 2003 the Company has received $597,659 in grant revenue, and raised $26,069,503 from the sale and issuance of equity securities net of share issue costs.

During the year ended December 31, 2003, the Company received net proceeds of $2,576,816 from the sale of equity securities through private placement, as compared to $1,316,714 for the year ended December 31, 2002.

During the year ended December 31, 2003, the Company received net proceeds of $677,148 from the exercise of warrants and stock options into shares, as compared to $1,723,795 for the year ended December 31, 2002.

The Company’s net working capital position as of December 31, 2003 was a deficit of $1,595,439 a decrease in working capital of $524,673 from 2002, primarily as a result of increases in bank and shareholder loans and an increase in accounts payable and accrued liabilities.

During 2003, the Company experienced a net loss of $4,191,602 versus a net loss of $4,673,656 for the same period in 2002. The decrease is due to the Company’s increase in revenues during 2003.

Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements and possibly debt financing.

As at December 31, 2003, the Company has outstanding warrants at exercise prices between $0.45 and $0.75 per share, which if fully exercised, would result in the receipt of approximately $2.5 million. The Company also has 6,110,350 stock options outstanding of which 5,153,438 are exercisable at prices

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

between $0.27 and $1.78 per share and which, if fully exercised, would result in the receipt of approximately $2.5 million.

RISKS AND UNCERTAINTIES
In addition to the general business risks outlined in the Overview, the Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation
Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in US dollars. . The Company mitigates foreign exchange risk as it maintains US dollar bank accounts that are used to pay for expenses in US dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

QUARTERLY INFORMATION FOR 2003 AND 2002
The following is selected quarterly financial information of the Company for the years ended December 31, 2003 and December 31, 2002:

	4TH Quarter	3RD Quarter	2ND Quarter	1ST Quarter	Total
2003	$	$	$	$	$
Total Revenues	377,444	255,825	446,320	204,164	1,283,753
Net Loss	1,072,434	1,172,724	893,120	1,053,324	4,191,602
Loss per share[1]	0.02	0.02	0.02	0.02	0.09
2002
Total Revenues	151,958	37,250	–	–	189,208
Net Loss	938,246	1,191,563	1,101,364	1,442,483	4,673,656
Loss per share[1]	0.02	0.03	0.03	0.03	0.11

1 Since the Company’s stock options and warrants are anti-dilutive, fully diluted earnings per common share has not been provided.